Exhibit 12.1

SL Green Realty Corp.

Ratio of Earnings to Fixed Charge and Preferred Stock Dividends

	Six Months Ended June 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings

Income from continuing operations	$60,941	$122,561	$108,077	$1,619	$26,028	$62,061
Joint Venture cash distributions	122,153	133,199	584,564	79,523	525,372	128,305
Interest	162,442	286,261	231,163	235,347	295,634	263,663
Amortization of loan costs expensed	7,133	14,118	9,046	7,065	6,139	15,893
Portion of rent expense representative of interest	13,748	25,547	22,570	22,986	24,346	23,276

Total earnings	$366,417	$581,686	$955,421	$346,540	$877,519	$493,198

Fixed Charges and Preferred Stock Dividends

Interest capitalized	$162,442	$286,261	$231,163	$235,347	$295,634	$263,663
Preferred stock dividends	16,051	30,178	29,749	19,875	19,875	19,875
Interest capitalized	5,532	—	—	98	(179)	5,118
Portion of rent expense representative of interest	13,748	25,547	22,570	22,986	24,346	23,276
Amortization of loan costs expensed	7,133	14,118	9,046	7,065	6,139	15,893

Total Fixed Charges and Preferred Stock Dividends	$204,906	$356,104	$292,529	$285,371	$345,815	$327,825

Ratio of earnings to combined fixed charges and preferred stock dividends	1.79	1.63	3.27	1.21	2.54	1.50

The ratios of earnings to combined fixed charges and preferred dividends and distributions were computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income  from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures, excluding gains or losses from sale of property, purchase price fair value adjustments, gains and losses on equity investment and marketable securities and the cumulative effect of changes in accounting principles. With respect to SL Green Realty Corp., fixed charges and preferred stock dividends consists of interest expense including the amortization of debt issuance costs, rental expense deemed to represent interest expense and preferred dividends paid on its 7.625% Series C and its 7.875% Series D cumulative redeemable preferred stock.